SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2011
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

August 31, 2011

Sony Corporation

Sony Corporation Provides Additional Information Concerning the Impact of Four Companies Sign Memorandum of Understanding Regarding Integration of Small- and Medium-Sized Display Businesses

Today, Sony Corporation jointly announced with Innovation Network Corporation of Japan (“INCJ”), Hitachi, Ltd. and Toshiba Corporation that they have signed a non-binding Memorandum of Understanding to integrate their small- and medium-sized display businesses in a new company to be established and operated by INCJ (“NewCo”), as attached. Please refer to the attached press release for details.

Although a loss is expected to be incurred by Sony in the current fiscal year in connection with the transfer of the shares of its certain subsidiaries (Sony Mobile Display Corporation) and other assets relating to the small- and medium-sized display business to NewCo, as referred to in the press release, no material impact is anticipated on Sony’s forecast of consolidated financial results for the current fiscal year, as a significant portion of such loss had already been included in Sony’s previously announced forecast.

NEWS RELEASE

Innovation Network Corporation of Japan
Hitachi, Ltd.
Sony Corporation
Toshiba Corporation

Four Companies Sign Memorandum of Understanding Regarding Integration of Small- and Medium-Sized Display Businesses

-To establish a leading global company by integrating three companies’ businesses -

TOKYO, August 31, 2011 – Innovation Network Corporation of Japan (“INCJ”), Hitachi,Ltd. (“Hitachi”), Sony Corporation (“Sony”) and Toshiba Corporation (“Toshiba”) announced today that they have signed a non-binding Memorandum of Understanding to integrate their small- and medium-sized display businesses, which are operated by subsidiaries of Hitachi, Sony and Toshiba, in a new company to be established and operated by INCJ (“NewCo”). INCJ, Hitachi, Sony and Toshiba are aiming to sign definitive and legally-binding agreements in the Autumn of 2011 and to complete the business integration in the Spring of 2012, subject to the receipt of any necessary government approvals.

All of the issued shares of subsidiaries of Hitachi, Sony and Toshiba engaged in the small- and medium-sized display business (i.e., Hitachi Displays, Ltd., Sony Mobile Display Corporation and Toshiba Mobile Display Co., Ltd., collectively referred to as the “Subject Subsidiaries”) and other assets are planned to be transferred to NewCo, and INCJ, as a public-private partnership that provides financial, technological and management support for next-generation businesses, plans to invest a total of 200 billion yen in NewCo in exchange for shares to be newly issued to INCJ by NewCo as a third-party allotment. Eventually, INCJ expects to hold 70% of the shares with voting rights of NewCo, while Hitachi, Sony and Toshiba each expect to hold 10% of such shares.

The global market of small- and medium-sized displays is expected to grow rapidly due to anticipated strong demand for high resolution, high value-added products, particularly for smartphones and tablet computers, and superior high resolution display technology, in which Japanese companies are world leaders, is key to competitiveness. Other small- and medium-sized display manufacturers have announced significant investment plans to try to capture this market, and appropriate measures are required in order to enhance competitiveness.

NewCo is expected to utilize the world’s best high value-added technologies of the Subject Subsidiaries and establish new production lines by utilizing capital, which will be provided by INCJ, in order to meet the market demand for high value-added products. In addition, by efficient use of existing production capabilities of the Subject Subsidiaries, NewCo aims to improve its cost competitiveness to solidify its position as a global leading company in the small- and medium-sized display market.

In order to maintain and enhance the world’s best technologies, NewCo is also expected to invest in the world’s most advanced research and development. This investment will focus on the development of high-potential next-generation technologies, including higher resolution and thinner Organic light-emitting diode (“OLED”) displays, in an effort to drive forward the market as a whole.

NewCo’s management will be newly hired, and INCJ is leading the selection process. Each of INCJ, Hitachi, Sony and Toshiba plans to appoint the outside directors of NewCo. Also, INCJ, Hitachi, Sony and Toshiba intend to provide NewCo with technical support, and NewCo will establish a strong governance framework and business infrastructure.

“This is a landmark project for INCJ in our mission to make impactful, long-term and hands-on investments to grow next-generation businesses worldwide in the spirit of open innovation,” said Kimikazu Noumi, President and CEO of INCJ. “The new company will become a leading small- and medium-sized display manufacturer, and by pooling compelling technological know-how, will be positioned to win in a competitive and lucrative global growth market that has a real impact on the quality of people’s everyday lives.”

“By integrating each partner company’s wealth of display expertise and know-how, I am confident the new company will become a driving force for technological innovation and new growth in the rapidly expanding small- and medium-sized display market. I believe it will perform a vital role in ensuring the stable supply of high quality display devices that further enhance the user experience in the growing field of smartphones and tablet computers,” said Howard Stringer, Chairman, CEO and President, Representative Corporate Executive Officer of Sony Corporation.

“I have every confidence that this integration of three highly capable manufacturers of small- and medium-sized displays and their leading-edge technologies, along with the infusion of capital from INCJ, will create a highly competitive company. Toshiba will provide full support for the new company as it seeks to win leadership in the global market,” said Norio Sasaki, Director, Representative Executive Officer, President and Chief Executive Officer of Toshiba Corporation.

"The new company, which integrates the three companies' technology, experience and resource, possess the necessary capabilities to offer high value-added products to meet customer needs, through the development of cutting-edge display technologies. I believe the new company will fully satisfy customers to succeed and to become a leading company in the global market.” concluded Hiroaki Nakanishi, President of Hitachi, Ltd.

Outline of the NewCo (Planned):

Name:	Japan Display K.K.

Shares with voting rights:	INCJ 70%, Hitachi 10%, Sony 10%, Toshiba 10%

About Innovation Network Corporation of Japan (INCJ)
INCJ was established in July 2009 as a public-private partnership that provides financial, technological and management support for next-generation businesses. INCJ specifically supports those projects that combine technologies and varied know-how across industries and materialize open innovation. INCJ has the capacity to invest up to 900 billion yen (approx US$ 12 billion). To date, INCJ has invested approximately 120 billion yen. INCJ is actively reviewing various investment opportunities in areas of environment, energy, electronics, IT, bio-technology and infrastructure such as water supply.

About the Subject Subsidiaries
About Hitachi Displays, Ltd.
Founded:	October 1, 2002
Address of Head Office:	Chiyoda-ku, Tokyo

Sales:	150.8 Billion Yen (in the fiscal year ended March
31, 2011)
Capital:	35.2 Billion Yen (as of the end of March 2011)

Major Shareholders and Shareholding Ratio:	Hitachi 75% (as of the end of March 2011)

Representatives:	Yoshiyuki Imoto

Employees:	Approximately 2,600 (as of the end of March 2011)

Business:	Development, design, production and sales of

Small/mid-sized TFT LCDs and related products
Production base:	Mobara-shi, Chiba

About Sony Mobile Display Corporation
Founded:	October 22, 1997

Address of Head Office:	Higashiura, Chita-gun, Aichi

Sales:	141.2 Billion Yen (in the fiscal year ended March

31,2011)

Capital:	23.1 Billion Yen (as of the end of March 2011)
Major Shareholders and Shareholding Ratio:	Sony 100% (as of the end of March 2011)
Representatives:	Shuji Aruga
Employees:	Approximately 2,200 (as of the end of June 2011)
Business:	Development, design, production and sales of
small/mid-sized LCD devices and OLED display
devices
Production base:	Higashiura TEC (Head office) - Higashiura, Chita-gun,
Aichi
Tottori TEC – Tottori-shi, Tottori
About Toshiba Mobile Display Co., Ltd.
Founded:	April 1, 2002
Address of Head Office	Fukaya-shi, Saitama
Sales:	209.6 Billion Yen (in the fiscal year ended March
31,2011)
Capital:	10 Billion Yen
Major Shareholders and Shareholding Ratio:	Toshiba Group 100% (as of the end of March 2011)
Representatives :	Masahiko Fukakushi
Employees:	Approximately 2,200 (as of the end of March 2011)
Business:	Development, production & sales of low temperature
poly-silicon TFT LCDs and amorphous poly-silicon TFT
LCDs
Production base:	Headquarters Office – Fukaya-shi, Saitama
Ishikawa Works - Kawakita-cho, Nomi-gun, Ishikawa

Press contacts:

Innovation Network Corporation of Japan

Strategic Planning Office

Hiyama  / Mochizuki  / Kobayashi

TEL : +81-3-5218-7200

Email: info127@incj.co.jp

Hitachi, Ltd.

Public Relations and Investors Relations Department

TEL : +81-(0)3-5208-9325

Sony Corporation

Corporate Communications

TEL : +81-3-6748-2200

Toshiba Corporation

Corporate Communications Office

TEL : +81-(0)3-3457-2105

http://www.toshiba.co.jp/contact/media.htm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

August 31, 2011